Ea.

S 19007892

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SEC Mail Processing
MAR 01 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fillmore Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1441 W Ute Blvd, Suite 280
(No. and Street)

Park City	UT	84098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith George (908) 231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Ln, Ste 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Fillmore Advisors, LLC
Index to the Financial Statements
December 31, 2018

Table of Contents

OATH OR AFFIRMATION

I, James Olsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fillmore Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED NOTARIAL CERTIFICATE

Signature

COO/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Fillmore Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Fillmore Advisors, LLC, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fillmore Advisors, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Fillmore Advisors, LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 27, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

Fillmore Advisors, LLC
Consolidated Statement of Financial Condition
December 31, 2018

ASSETS	
Cash	$ 663,899
Due from clearing broker	74,222
Clearing deposit	250,000
Accounts receivable	397,930
Prepaid expenses	17,523
Security deposits	11,184
Due from parent	161,000
TOTAL ASSETS	$ 1,575,758

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 55,232
Trading deposits	170,000
Commissions and bonuses payable	502,244
TOTAL LIABILITIES	727,476
MEMBERS' EQUITY	848,282
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,575,758

See Report of Independent Registered Public Accounting Firm and Notes to Consolidated Financial Statements.

1. Organization and Nature of Business

Fillmore Advisors, LLC (The "Company") was formed as a Delaware limited liability company and is solely owned by Fillmore Holdings, LLC, the "Parent". The broker-dealer is registered with Financial Industry Regulation Authority (FINRA) and the Securities and Exchange Commission ("SEC"). The Company operates as a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities and options for institutional customers. The Company is exempt from the requirements of rule 15c3-3 of the SEC since it does not take custody of any customer funds or securities. In 2017, the Company opened a wholly-owned subsidiary, Fillmore Advisors Canada, ULC, which operates in Canada and is solely responsible for the remittance of compensation to one employee domiciled in Canada. Fillmore Advisors Canada, ULC does not receive any fees nor does it incur any expenses other than wages and associated employer costs.

2. Summary of Significant Accounting Policies

a) *Principles of Consolidation*
These consolidated financial statements include the accounts of Fillmore Advisors, LLC and its wholly-owned subsidiary, Fillmore Advisors Canada, ULC ("Fillmore"). All significant intercompany transactions and balances have been eliminated.

b) *Basis of Accounting*
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

c) *Concentration of Credit Risk*
The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a financially sound institution in order to minimize risk relating to exceeding insured limits.

d) *Revenue Recognition*
Effective January 1, 2018, the Company adopted ASC Topic 606, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. The guidance requires an entity to follow a five step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

There was no impact to member's equity as of January 1, 2018, as timing of revenue recognition did not change due to implementation of Topic 606.

2. Summary of Significant Accounting Policies (continued)

d) *Revenue Recognition (continued)*

The Company's primary revenue source is derived from commissions generated from executing client transactions in equity and fixed income securities, equity derivatives, and foreign exchange, on an agency basis. The securities transactions and related commission revenues are recorded on a trade date basis, because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred.

e) *Income Taxes*
The Company is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual members. Accordingly, no provision for income taxes is provided in the financial statements. The tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

f) *Furniture and Equipment*
Furniture and equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method. Cost of furniture and equipment of $44,658 has been fully depreciated at December 31, 2018.

g) *Use of Estimates*
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

h) *Accounts receivable*
The Company reports all receivables at gross amounts. The Company evaluates its receivable balances and will establish an allowance account based on historical loss experience and current credit conditions. Management does not believe an allowance account is necessary at December 31, 2018.

3. Clearing Deposit and Due from Clearing Firm

The Company is required to maintain a deposit of $250,000 according to the terms of its fully disclosed clearing agreement with its clearing firm, Cowen Execution Services. This deposit is refundable to the Company upon termination of the agreement. The Company clears securities transactions through this clearing firm. Receivables due to or from the clearing firm are reconciled monthly and settled in the subsequent month.

4. Commitments

Office Leases

The Company leases office space in Park City, Utah. The lease commenced on April 1, 2017 and is for a five year term, ending July 31, 2022. The Company's minimum lease payments for this location are as follows:

2019	$	64,876
2020		66,822
2021		68,827
2022		40,843
Total	$	241,368

The Company also leased additional office space on a month-to-month basis in Park City, Utah and San Francisco, California during the year.

5. Off Balance Sheet Credit Risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2018, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for such indemnifications.

7. Related Party Transactions

The Due from parent balance at year-end represents an advance made by the Company to the parent that it intends to repay in 2019.

8. Customer Concentrations

The Company had four customers that represented approximately 95% of receivables at December 31, 2018.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $658,524, which was $610,026 in excess of its required net capital of $48,498. The ratio of aggregate indebtedness to net capital was approximately 1.1 to 1.

10. New Accounting Guidance

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" which provides accounting guidance related to leases. Under ASU 2016-02, certain lease arrangements will require a lessee to recognize both a liability for future lease payments and a right-of-use asset representing the right to use the underlying asset against the term of the outstanding lease. Upon adoption, the Company recognized additional operating liabilities with corresponding right-of-use assets of a similar, or the same amount, based on the remaining present value of the minimum rental and operating payments under current standards for existing company leases. The new accounting guidance is not expected to have a material impact to the Company's financial statements.